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                                                            424(b)(3)
                                                            Reg. No. 333-35819
                               U.S. Vision, Inc.
                     Supplement, dated December 22, 1997, to
                       Prospectus, dated December 1, 1997

         On December 19, 1997, U.S. Vision, Inc. announced financial results for the third quarter and nine months ended October 31, 1997.

         Net sales for the third quarter increased 12.6% to $31.5 million compared to $28.0 million in the third quarter last year. Comparable store sales increased by 10.5%. Net income increased by 71.0% to $1.2 million ($0.22 per share) compared to $682,000 ($0.13 per share) in the third quarter of 1996. Pro forma net income for the third quarter was $1.1 million, or $0.14 per share. Pro forma net income per share computations assume that the offering was completed on the first day of the applicable period and includes a provision for income taxes as if the Company had been subject to all applicable federal and state tax.

         Sales growth in the third quarter resulted from an increase in comparable store sales compared to the 1996 period and the execution of U.S. Vision, Inc.'s new store opening plan, with ten new store openings during the quarter.

         Net sales for the nine months ended October 31, 1997 increased 9.6% to $93.6 million compared to $85.3 million last year. Comparable store sales increased by 8.9%. Net income grew by 48.1% to $4.1 million ($0.76 per share) compared to $2.8 million ($0.53 per share) in the 1996 period. Pro forma net income for the nine months was $3.6 million or $0.46 per share.